Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-166185 on Form S-8 of CB Richard Ellis Realty Trust of our report dated March 17, 2011, with respect to the consolidated balance sheets of Duke/Hulfish LLC and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2010 and 2009 and the period from April 29, 2008 (inception) through December 31, 2008, and the related financial statement Schedule III, which report appears in the December 31, 2010 annual report on Form 10-K of CB Richard Ellis Realty Trust.

/s/ KPMG LLP

Indianapolis, Indiana

March 30, 2011